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                                                 UNITED STATES
                                       SECURITIES AND EXCHANGE COMMISSION
                                             Washington, D.C. 20549


                                                  SCHEDULE 13G

                                   Under the Securities Exchange Act of 1934





                                           Advanced Medical Optics, Inc.
                                       -------------------------------------

                                               (Name of Issuer)

                                     Common Stock, par value $0.01 per share
                                    --------------------------------------------
                                           (Title of Class of Securities)

                                                 00763M108
                                    -------------------------------------------
                                               (CUSIP Number)

                                              November 10, 2004
                       ---------------------------------------------------------
                         (Date of Event Which Requires Filing of this Statement)



             Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                  [ ] Rule 13d-1(b)
                  [X] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)


             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 00763M108            SCHEDULE 13G                 Page  2  of 5 Pages

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    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            North Sound Capital LLC (1)
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [x]
                                                               (b) [ ]
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    3       SEC USE ONLY
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    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                           5      SOLE VOTING POWER
       NUMBER OF                   0
        SHARES             ---------------------------------------------------
     BENEFICIALLY
       OWNED BY            6      SHARED VOTING POWER
        EACH                       2,300,000
      REPORTING            ---------------------------------------------------
        PERSON             7      SOLE DISPOSITIVE POWER
         WITH                      0
                           -----------------------------------------------------
                           8      SHARED DISPOSITIVE POWER

                                           2,300,000
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9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,300,000

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10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
          [ ]

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11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            6.3%
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12          TYPE OF REPORTING PERSON*

            OO
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(1)  The ultimate managing member of North Sound Capital LLC is Thomas McAuley.
     The Reporting Person may be deemed the beneficial owner of the shares in its capacity as the managing member of North Sound Legacy Fund LLC and North Sound Legacy Institutional Fund LLC and the investment advisor of North Sound Legacy International Ltd. (the "Funds"), who are the holders of such shares. As the managing member or investment advisor, respectively, of the Funds, the Reporting Person has voting and investment control with respect to the shares of common stock held by the Funds.



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CUSIP No. 00763M108             SCHEDULE 13G            Page   3  of   5  Pages

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Item 1(a).        Name of Issuer:

                  Advanced Medical Optics, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  1700 E. St. Andrew Place
                  PO Box 25162
                  Santa Ana, CA 92705

Item 2(a).        Name of Person Filing.
Item 2(b).        Address of Principal Business Office or, if None, Residence.
Item 2(c).        Citizenship.

                  North Sound Capital LLC
                  53 Forest Avenue, Suite 202
                  Old Greenwich, CT 06870
                  Delaware limited liability company

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $0.01 per share

Item 2(e).        CUSIP Number:

                  00763M108

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  Not Applicable

Item 4.           Ownership.

                  The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in
         Item 1 as of November 16, 2004:

                  (a) Amount beneficially owned: 2,300,000 shares of Common
Stock

                  (b) Percent of Class:6.3%

                  (c) Number of shares as to which such person has:

                         (i) sole power to vote or direct the vote: 0

                         (ii) shared power to vote or direct the vote:
                                2,300,000

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CUSIP No. 00763M108         SCHEDULE 13G              Page   4  of   5  Pages

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                         (iii) sole power to dispose or direct the disposition
                              of: 0

                         (iv) shared power to dispose or direct the
                               disposition of: 2,300,000

Item 5.         Ownership of Five Percent or Less of a Class.

                Not Applicable

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                Not Applicable

Item 8.         Identification and Classification of Members of the Group.

                Not Applicable

Item 9.         Notice of Dissolution of Group.

                Not Applicable

Item 10.        Certification.

                Certification pursuant to ss.240.13d-1(c):

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 00763M108         SCHEDULE 13G            Page   5  of   5  Pages

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  November 17, 2004


                                         NORTH SOUND CAPITAL LLC


                                       By:      /a/Thomas McAuley
                                                -----------------------
                                       Name:    Thomas McAuley
                                       Title:   Chief Investment Officer